(j)(2)

Consent of Independent Registered Public Accounting Firm

The Board of Directors

ING Series Fund, Inc.

We consent to the reference to our firm under the heading “Independent Registered Public Accounting Firm” in the Statement of Additional Information for ING Large Cap Growth Fund, a series of ING Series Fund, Inc.

Boston, Massachusetts

February 24, 2012